

February 6, 2024

David Shan
Chief Executive Officer
Massimo Group
3101 W Miller Road
Garland, TX 75041

> **Re: Massimo Group**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 5, 2024**
> **File No. 333-276095**

Dear David Shan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 2, 2024

Executive Compensation, page 85

1. Please disclose the executive compensation paid for the fiscal year ended December 31, 2023.

Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Manufacturing